November 6, 2015

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Johnny Gharib
Dan Greenspan
Vanessa Robertson
Lisa Vanjoske

Re:	Mesoblast Limited
Registration Statement on Form F-1
File No. 333-207719
Acceleration Request

Requested Date:            November 10, 2015

Requested Time:           4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mesoblast Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-l (File No. 333-207719) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Securities and Exchange Commission

November 6, 2015

Sincerely,

Mesoblast Limited

/s/ Peter T. Howard

Peter T. Howard

Corporate Executive and General Counsel

cc:	Silviu Itescu, Mesoblast Limited
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati
Megan J. Baier, Wilson Sonsini Goodrich & Rosati
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom